EXHIBIT 99.37

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel:   902-468-0614     Fax:   902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release # 21-2002	December 31, 2002 Issued: 36,737,516 Shares

NEW APPOINTMENT

Mr. Fred George, President of Gammon Lake Resources Inc. (GAM:TSX) announced today that the Company has accepted the resignation of Mr. Terence R.B. Donahoe, Q.C. as a Director, Vice President and Chairman of the Board of the Company.

Upon announcing Mr. Donahoe’s retirement from the Company, Mr. George said “all of us at Gammon Lake appreciate very much the contribution Mr. Donahoe has made to the Company over the last four years and wish him well as he leaves to embark upon a number of personal business initiatives.”

Mr. George will assume the Chairmanship of the Board immediately.

As the Company moves toward late stage development and production it will be considering the need for additional management with mining expertise in senior management positions.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.